UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 15, 2009

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: October 19 2009

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.,
Houghton Estate, Johannesburg, 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
--
Ste. 1020-800 West Pender Street
Vancouver, BC
Canada
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-8092

ROCKWELL ANNOUNCES RESULTS FOR FIRST HALF OF FISCAL 2010

October 15, 2009, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces financial results for the six months ending August 31, 2009. Currency values are presented in Canadian dollars unless otherwise indicated.

Rockwell is engaged in alluvial diamond production with focus on the mining and development of alluvial diamond deposits that yield high value gemstones. The Company is currently active at three alluvial operations: Holpan, Klipdam, and Saxendrift. A fourth operation, Wouterspan, is currently on care and maintenance.

The Company has implemented initiatives that have resulted in better mining and processing plant efficiency, increased production, higher diamond recoveries, lower operating costs, and improved overall operating efficiencies throughout the business. As a consequence of these initiatives the Company has:
•         Exceeded its target of 2,500 carats per month from its three operating mines during the period June to September 2009, including a production record of 3,016 carats in September 2009; and
•        Achieved an average operating cost of US$2.72 per tonne over the six months. The average cost for all the operations including rehabilitation, hire purchase payments and royalties was US$4 per tonne.

Although trading conditions in the rough diamond business remain challenging, the Company is encouraged with the recent improvement in its sales prices which reflects a combination of improved market conditions and a better diamond mix from increased production levels.
•         Average diamond price received by Rockwell increased by 54% to US$855 per carat during the quarter ending August 31, 2009, up from US$555 per carat obtained in the first quarter.
•         Average price per carat received was US$531.43 in March, US$584.69 in May, US$699.75 in June, US$807.20 in early July, US$1,090.55 in late July and US$862.36 in August/September tender (the latter sales price was related to a lower grade mix of stones offered on tender in August).

Rockwell operations continue to produce exceptional stones. The Saxendrift operation has yielded:
•         A 40-carat clean white stone in July 2009; and
•         More recently (in late September/early October 2009), a 122-carat rounded octahedra stone of light yellow Cape colour with a number of inclusions; a 120-carat irregular rounded and frosted stone which appears to be of good white colour and clarity, and a 105-carat high quality rounded, white stone of excellent clarity.

In corporate developments, the Company has recently strengthened its Board of Directors and audit committee with the appointment of Willem Jacobs and Richard Linnell.

  Operations Overview

In the six months ending August 31, 2009:
•         11,957.16 carats were produced from operations at Holpan/Klipdam, Wouterspan and Saxendrift.
•         11,235.99 carats were sold at an average price of US$718.22 per carat.
•         Revenues from sales of $9.67 million and other sales of $0.17 million resulted in $9.8 million in revenue.
•         Cost of sales of $9.6 million and amortization totalled $5.0 million, resulting in an operating loss of $4.8 million for the period.
•         Net general and administrative expenses amounted to $3.2 million, interest expenses of $0.8 million offset by a net tax recovery of $2.0 million, resulted in a loss of $6.6 million or $0.03 per share.

Diamonds in inventory at August 31, 2009 totalled 4,247.49 carats.

Production, Sales and Inventory

The following is a comparison of the first six months of fiscal 2010 (ending August 31, 2009) with the six months ending August 31, 2008.

PRODUCTION
	6 months ending August 31, 2009			6 months ending August 31, 2008
Operation	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	428,152	3,146.09	0.73	356,751	2,579.36	0.72
Klipdam	486,970	5,268.91	1.08	429,429	4,232.01	0.99
Wouterspan	-	8.78*	-	363,069	2,328.42	0.64
Saxendrift	508,390	3,533.38	0.7	89,484	1,437.04	1.58
Total	1,423,512	11,957.16	0.84	1,238,733	10,576.83	0.85

                                                                        *from reprocessed concentrate

SALES, REVENUE AND INVENTORY
	6 months ending August 31, 2009				6 months ending August 31, 2008
Operation	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	2,710.52	1,438,365	530.66	1,276.65	2,589.96	3,471,620	1,340.41	267.65
Klipdam	5,107.23	2,393,682	468.69	1,904.31*	3,912.71	7,744,322	1,979.27	679.31
Wouterspan	561.69	269,088	479.07	22.49	2,360.46	3,704,334	1,569.33	272.88
Makoenskloof	-	-	-	-	-	-	-	0.38
Saxendrift	2,856.55	3,968,797	1,389.37	1,044.04	1,016.48	1,967,072	1,935.18	420.56
Total	11,235.99	8,069,931	718.22	4,247.49	9,879.61	16,887,348	1,709.31	1,640.78

                                                                     *Included in the Klipdam inventory are 199.89 carats from Windsorton, a prospecting right

Profit and Loss

The Company realized a loss of $6.6 million for the six month period ending August 31, 2009 compared to a net loss of $3.1 million for the comparable period in the prior year. The loss was due to the collapse in the diamond market and precipitous decline in diamond prices that commenced in the fourth quarter of fiscal 2009 due to the ongoing global credit crisis and economic recession, resulting in weakness of diamond prices through the first two quarters of fiscal 2010. There has been an overall improvement in prices of about 15 to 20% from the initial sharp fall of about 50% in the last quarter of fiscal 2009.

During the six months ending August 31, 2009, the Company realized rough diamond sales of $9.7 million compared to $17.0 million for the comparable period in the prior year. Sales prices achieved in the first quarter were below the cost of production. Prices achieved in the second quarter have covered the cost of production but have not been sufficient to cover fixed overheads in full and lease payments. To maintain liquidity, sales were made below production cost. In July and August, cash inflows from sales have exceeded outflows from operating expenses, though overall inflows have not been sufficient to cover the full costs of the lease payments on a limited amount of earth moving equipment. For this reason, the Company has invoked a payment deferral with Komatfin.

Mining costs for the six months ending August 31, 2009 amounted to $9.6 million (six months ending August 31, 2008 - $12.3 million), which excludes amortization and depletion charges of $5 million (six months ending August 31, 2008 - $5.2 million).

Exploration expenses (excluding stock-based compensation) decreased to $59,916 for the six months ending August 31, 2009 compared to $271,182 for the same period in the prior year. This decrease is due to lower engineering activities performed and property assessment fees paid on the South African diamond properties.

Administrative costs for the six months ending August 31, 2009 decreased to $1.5 million in comparison to $1.8 million incurred in for the same period in the prior year, primarily due to controlling costs and reducing overheads. Travel and conference expenses amounted to $76,782 for the six months ending August 31, 2009 compared to $319,709 for the same period in the previous year. Legal, accounting and audit expenses for the six months ending August 31, 2009 amounted to $493,009 compared to $776,895 incurred for the same period in the prior year, even though the Company experienced significant legal costs due to the unsolicited bid by Pala.

Stock-based compensation decreased to $134,066 for the six months ending August 31, 2009 in comparison to $1,058,101 for the same period in the previous year.

Interest expenses increased to $480,349 for the six months ending August 31, 2009, compared to $248,831 for the six months ending August 31, 2008, mainly due to the use of the credit facility to maintain working capital.
Additional details can be found in the Company's Financial Statements and Management's Discussion and Analysis which are filed on www.sedar.com.

  Plans Moving Forward

Rockwell's priority is to maintain flexibility and resourcefulness to overcome the challenges of the world economic crisis and the concomitant significant decline in international diamond prices. In this respect the Company continues to manage costs, leverage diamond sales, and increase production to maximize revenues at its operations.

Rockwell is in the process of securing equity purchase commitments to raise $7 to $10 million at prevailing share prices, less allowable discounts, in order to strengthen the Company's balance sheet, settle short term debt including the payment standstill negotiated with Komatfin in respect of equipment leases and to undertake further production improvements and cost saving measures at existing operations. If funds permit, the Company will also initiate the modernization of the Wouterspan processing plant with a view to re-commission this operation subject to further improvements in diamond prices.  The fund-raise is expected to be achieved through a combination rights offering and private placement although there can be no certainty of its success at the present time.

President and CEO John Bristow commented, "Importantly, there has been an improvement in both sentiment and prices in the diamond market. Rockwell is well positioned to benefit from further improvements in diamond prices. The Company has implemented significant improvements to operating and costs structures in all parts of its business, and management believes that these will stand the Company in good stead for the future, providing the foundation on which to proceed with growth and expansion plans."

The Company will host a telephone conference call on Monday October 19 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 4:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed by dialing (800) 946-0716 (toll free) or 719-457-2573 (toll) in North America, 0 800 980 989 (toll free) in the United Kingdom and 0 808 101 1147 (toll free) in South Africa. A live and archived audio webcast will also be available at on the Company's website at www.rockwelldiamonds.com.

The conference call will be archived for later playback until October 26, 2009 and can be accessed by dialing (888) 203-1112 (toll free) in North America or (719) 457-0820 (toll) and using the pass code 8864739.

For further information, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.